

May 8, 2012

<u>Via E-mail</u>
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed April 18, 2012**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   - Describe how and when a company may lose emerging growth company status;

   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

<u>Overview, page 1</u>

2.   We note your disclosure that Jon S. Wheeler, when combined with his affiliates, is now your largest stockholder. Please tell us what transactions occurred since your last amendment to increase Mr. Wheeler's share ownership.

<u>Formation Transactions, page 5</u>

3.   We have reviewed your response to comment 1. We note that the voting agreement you have provided us is limited only to the formation transactions, and does not continue in perpetuity. As such, this agreement does not provide sufficient evidence that common control exists. To the extent that Mr. Wheeler and Mr. Perrine enter into a written agreement whereby Mr. Wheeler gains control of Plume Street Financial or Mr. Wheeler acquires a controlling interest from Mr. Perrine in exchange for consideration, a change of control, and thus a business combination, will have occurred, and the assets and liabilities of Plume Street Financial will need to be recorded at fair value in accordance with ASC 805. Please revise your pro forma financial statements to account for the acquisitions of the entities 50% owned and managed by Mr. Wheeler through his interest in Plume Street Financial as business combinations accounted for at fair value, and revise your combined financial statements to exclude these entities, and present separate historical financial statements for those entities.

<u>Distribution Policy, page 40</u>

4.   We have reviewed your response to comment 3, and your revised footnote (7). For purposes of this calculation, we do not believe it is appropriate, given the variability and unanticipated nature of some expense items, to adjust your historical operating and administrative costs as you've proposed. Please revise your calculation of estimated cash available for distribution in your next amendment to eliminate these expense adjustments.

5.   We have reviewed your response to comment 4, and your revised footnote (8), and we reissue our prior comment. Given the variability in capital expenditures and tenant improvements, as well as the potential for future acquisitions, we do not believe it would be appropriate for you to assume that significant renovations will not occur in the next 12 months. Please revise your calculation in your next amendment to include either your three-year historical average capital and tenant improvements, as shown on your statements of cash flows, or the amount you anticipate spending over the 12 month period, whichever is greater.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        Via E-mail